

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>MAIL STOP 3561</u>

February 17, 2009

Mr. Sheamus G. Toal
Executive Vice President and Chief Financial Officer
New York & Company, Inc.
450 West 33rd Street, 5th Floor
New York, NY 10001

>   **Re: New York & Company, Inc.**
>   **Form 10-K**
>   **Filed April 8, 2008**
>   **File No. 001-32315**
>   **Schedule 14A**
>   **Filed May 22, 2008**

Dear Mr. Toal:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director